Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

Via EDGAR

January 10, 2023

Mr. Brian Fetterolf

Ms. Lilyanna Peyser

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kuke Music Holding Limited (CIK No. 0001809158)

Response to the Staff’s Comments on

Amendment No.1 to Registration Statement on Form F-3

Filed on November 18, 2022 (File No. 333-267655)

Dear Mr. Fetterolf and Ms. Peyser,

On behalf of our client, Kuke Music Holding Limited, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 14, 2022 on the amendment No. 1 to the registration statement on Form F-3 filed on November 18, 2022. Concurrently with the submission of this letter, the Company is submitting its amendment No.2 to the Registration Statement (“Amendment No.2”) via EDGAR with the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No.2 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No.2.

Responses to the comments contained in the Staff’s letter dated December 14, 2022

Prospectus Summary

Our Contractual Arrangements, page 2

1.	We note your response to comment 12, as well as your revised disclosure that “a result of our direct ownership in the WFOEs and the contractual arrangements with the VIE, we have become the primary beneficiary of the VIEs for accounting purposes and, therefore, have consolidated the financial results of the VIEs in our consolidated financial statements in accordance with the IFRS.” Please revise to state that the arrangements enable you to receive the economic benefits of the VIEs, be the primary beneficiary for accounting purposes, and consolidate your financial statements to the extent you have satisfied the conditions for consolidation of the VIEs under IFRS. Additionally, revise your disclosure that you “exercise effective control over the VIEs” to refrain from implying that such contractual arrangements are equivalent to ownership in the VIE, for example by discussing your ability to direct the activities of the VIEs (as you do on page 25). Make conforming changes on the cover page and page 24.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 2, 24 and 25 of Amendment No.2.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊 ● 桑西尼 ● 古奇 ● 罗沙迪律师事务所

austin   beijing   boston   BOULDER   brussels   hong kong   london   los angeles   new york   palo alto

SALT LAKE CITY   san diego   san francisco   seattle   shanghai   washington, dc   wilmington, de

Approval Required from the PRC Authorities for Offering Securities to Foreign Investors, page 6

2.	Please state affirmatively whether you, your subsidiaries or the VIEs have received all requisite permissions or approvals to offer the securities being registered, disclose any such required permissions or approvals (or state that none are required), and state whether any permissions or approvals have been denied. Such disclosure should cover permissions or approvals from PRC authorities including, but not limited to, the CSRC and CAC. Please revise your disclosure that “our PRC counsel advises that we are not subject to the cybersecurity review by the CAC for the offering” to ensure that it covers any permissions or approvals pertaining to you, your subsidiaries or the VIEs that are required to offer the securities.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 6, 27, 29 and 31 of Amendment No.2.

3.	Please revise to disclose the consequences if you, your subsidiaries, or the VIEs do not receive required permits or approvals to offer the registered securities, “inadvertently conclude that such permissions or approvals are not required . . . or if PRC government authorities promulgates any interpretation or implements rules” that would require you to obtain such permits or approvals. In this regard, your current disclosure does not appear to cover the consequences applicable to your subsidiaries or the VIEs.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 29 and 31 of Amendment No.2.

Permissions Required from the PRC Authorities for Our Operations, page 6

4.	We note your response to comment 9. Please revise to identify “[y]our consolidated affiliated entities” or, to the extent such term refers to the VIEs, revise to use the term “the VIEs.” Here and throughout the prospectus where you discuss licenses and permits, revise to refer to permissions and approvals instead. State affirmatively whether any permissions or approvals related to your operations have been denied. Revise the reference to “licenses and permits . . . that are material for the business operations” to delete the materiality qualifier. As it appears that you are not relying on an opinion of counsel with respect to your conclusions regarding the permits and approvals required to operate your business, state that is the case, explain why you did not receive such an opinion and explain the basis for your conclusions.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 4, 6, 15, 17, 23, 24 and 27-31 of Amendment No.2.

5.	We note your disclosure that “we cannot assure you that we have obtained all the permits or licenses required for conducting our business in China, and we may inadvertently conclude that permissions or approvals are not required,” as well as your disclosure that “[w]e may be required to obtain additional licenses, permits, filings or approvals for our businesses in the future.” Please revise to describe the consequences to you and your investors if you, your subsidiaries, or the VIEs (and not just “we”): (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 29 of Amendment No.2.

Recent Developments, page 19

6.	Please delete as inappropriate your statement that “prospective investors are cautioned not to place undue reliance on such information.”

In response to the Staff’s comment, the Company has revised the disclosure on page 19 of Amendment No.2.

General

7.	We note your response to comment 4. Given that your Hong Kong subsidiaries participate in the transfer of cash/assets in your organization, please discuss China’s Enterprise Tax Law and the arrangement between mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion. If true, disclose on the cover page that any regulatory actions related to data security or anti-monopoly concerns in Hong Kong do not and will not impact your ability to conduct your business, accept foreign investment or list on a foreign exchange.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 5 of Amendment No.2.

***

If you have any questions regarding the Amendment No.2, please contact the undersigned by telephone at +86-10-6529-8308 or via e-mail at douyang@wsgr.com.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:

He Yu, Chairman and Chief Executive Officer, KUKE MUSIC HOLDING LIMITED